Exhibit 99.1

Non-binding free translation into English for Information Purposes Only

PERNOD RICARD

A French Société Anonyme with a share capital of 272,700,465.20 euros.

Registered office: 12, place des Etats-Unis, 75116 Paris

Paris Trade and Companies Registry No: 582 041 943 RCS Paris

Pursuant to the power granted to the Board of Directors by the third extraordinary resolution of the combined general meeting of the Shareholders held on May 3, 2001:

•                                at its July 18, 2001 meeting, the Board of Directors delegated to its President the power to implement the issue of 4,567,757 bonds convertible into new shares and/or exchangeable for existing shares (the “OCEANE”) for an amount of 488,749,999 euros;

•                                following the presentation for conversion of 2,716,606 OCEANE bonds in August 2005, at its meeting on September 1, 2005, the Board of Directors authorized the creation of 3,395,754 new shares, effective as of August 31, 2005, and decided a corresponding capital increase from 272,700,465.20 euros to 283,227,302.60 euros;

•                                following the presentation for conversion of 1,846,874 OCEANE bonds between September 1, 2005 and September 9, 2005, at its meeting on September 21, 2005, the Board of Directors authorized the creation of 2,308,584 new shares, effective as of September 9, 2005, and decided a corresponding capital increase from 283,227,302.60 euros to 290,383,913 euros (the number of shares at this date being 93,672,230);

•                                and following these two capital increases, the Board of Directors decided to make a corresponding amendment to Article 6 (Capital) of the bylaws of the Company.

For publication

The Board of Directors